UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 22 January, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 20 January 2026: Changes to Sasol Limited Board of Directors

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

CHANGES TO SASOL LIMITED BOARD OF DIRECTORS

In compliance with para 3.59 of the JSE Listings Requirements and para 6.42 of the JSE Debt and Specialist Securities Listings Requirements, Sasol is pleased to announce the appointment of Mr Rhidwaan Gasant as independent non-executive director with effect from 1 February 2026. Mr Gasant satisfies the independence requirements for directors under applicable requirements in South Africa and the United States.

Mr Gasant is a Chartered Accountant and served as a senior audit manager at KPMG before joining Mobil Oil Southern Africa. He was the former Financial Director of Engen Limited and Chief Executive Officer of Energy Africa Limited. Mr Gasant has extensive board-level experience, including recently serving as Lead Independent Director of AngloGold Ashanti plc and Audit Committee Chairman of MTN Nigeria Communications plc. He is currently the Chairman of Growthpoint Properties Limited. He has been involved in various corporate actions in South Africa and internationally, and brings over three decades of financial, governance and corporate experience to the Sasol Board.

The Chairman of the Sasol Board, Ms Muriel Dube, said: "We are pleased to welcome Rhidwaan to the Sasol Board. His extensive financial, governance and energy sector experience will further strengthen the Board's oversight and strategic guidance as Sasol continues to deliver on its commitments to shareholders and other stakeholders".

20 January 2026
Sandton

Equity Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 January 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary